Archibald & Wens Inc.



ANNUAL REPORT

130 S. Indian River Driver, Ste #202-237

Fort Pierce, FL 34950

(314) 495-7040

www.west32soju.com

This Annual Report is dated April 24, 2023.

BUSINESS

Archibald & Wens LLC was formed on October 6, 2015 by co-founders, Maxwell Fine and Daniel Lee. In early May 2020, the Managing Members of Archibald & Wens LLC, converted the LLC into a C-corp with no material impact to the business or its Class B members.

Inspired by memorable dinners and nights out on West 32nd Street in New York City's Koreatown. We sought to develop an approachable, high-quality Soju to share over any meal, toast with for celebrations, or to kick back and catch up with friends.

When we learned imported soju, which is the number one selling distilled spirit in the world, is made from cheap ethanol and highly processed sweeteners – a world away from the craft beverages in America - we knew we could do better.

After countless trials, we created an all-natural, gluten-free, low-ABV Soju, that's the perfect spirit to enjoy neat, in cocktails, and always with your closest friends and family. West 32 Soju is our take on the traditional Korean spirit that's is true to heritage, but with a modern American craft influence.

West 32 Soju officially launched in January 2017 as the first all-natural, gluten-free soju made in the US. In September of 2018, we introduced West 32 Reserve, to the best of our knowledge, the first U.S. made barrel-aged soju available to the public in the U.S.

Our award-winning soju has grown from our New York City roots to offering our soju in 12 states, including California, Texas, and Illinois, with lifetime sales of over $250,000. Accounts include Total Wine, Binny's, Momofuku, Whole Foods, Roy Choi's Best Friend, and Spec's.

While typically served in Korean restaurants, a growing number of cocktail bars and non-Korean restaurants are incorporating it into their beverage programs. In fact, with 15% year-over-year sales growth in the U.S., soju is one of the fastest-growing spirits categories in the U.S.

West 32 Soju is on a mission to make soju mainstream in the everyday vocabulary of spirit drinkers.

Archibald & Wens holds 2 trademarks for West 32 - one in the US and one in S. Korea. Ownership of the trademarks will transfer to the C-corp through notifying the USPTO and Korean Patent Office.

Previous Offerings

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $57,650.00

Number of Securities Sold: 41,179

Use of proceeds: working capital, sales & marketing, operating expenses

Date: November 15, 2017

Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $20,000.00

Number of Securities Sold: 14,286

Use of proceeds: working capital, S&M, and operating expenses

Date: April 03, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $50,000.00

Number of Securities Sold: 23,692

Use of proceeds: working capital, operational expenses, and sales & marketing

Date: December 08, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $104,000.00

Number of Securities Sold: 46,815

Use of proceeds: operating expenses, working capital, and sales & marketing.

Date: September 02, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $10,000.00

Number of Securities Sold: 2,721

Use of proceeds: operating expenses, working capital, sales & marketing

Date: February 10, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenues

Total revenue for fiscal year 2022 was $119,928, representing a 24% decrease over 2021. This was mainly due to our largest single customer, representing 40% of 2021 revenues, filing for bankruptcy in 2022. However, factoring for this, our other revenues grew 34%. Going forward we believe that a continued focus on our wholesale distribution channels will result in distribution of customer base, as well as the most meaningful return on sales growth in our most important markets.

Cost of Sales

Cost of sales, as a percentage of total revenue, increased by 9% in 2022 due to our continued focus on lower margin wholesale distribution channels. However, we believe that this will lead to a faster rate of sales growth in the long term.

Gross Margins

2022 overall gross margins declined by 8% compared to 2021. This was due to our continued focus on growing wholesale distribution, which are typically lower margin compared to direct-to-retail. Beginning in 2022, almost 100% of our revenues are now derived from wholesale distribution channels. We continue to believe that focusing on the wholesale channels will result in faster overall revenue growth.

Expenses

The Company's expenses consists, among other things, marketing and sales expenses, fees for professional services, and other expenses required for effectively operating the Company. The Company's expenses in fiscal year 2022 increased by 35% compared to 2021. This was driven by our increased focus on marketing and social media spend, which are becoming a vital form of lead and consumer generation.

Historical results and cash flows:

Historical results and cash flows were accomplished with minimal spend on general and administrative expenses, and an increased focus on brand exposure through marketing campaigns. Since 2021, we have raised an additional $300K of capital to fund working capital and marketing initiatives. In the future, we are planning to raise more significant and meaningful amounts of capital, as we are expecting to invest much more heavily into sales and marketing to exponentially grow consumer awareness of the West 32 Soju brand and accelerate top line revenue growth to reach our long term sales goals.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $167,315.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: American Express

Amount Owed: $0

Interest Rate: 7.0%

Maturity Date: Paid Off

Creditor: The U.S. Small Business Administration

Amount Owed: $0

Interest Rate: 3.75%

Maturity Date: Paid Off

Creditor: American Express

Amount Owed: $0

Interest Rate: Paid Off

Maturity Date: Paid Off

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Employer: Kinship Partners, Inc.

Title: Head of Legal

Dates of Service: April, 2021 - Present

Responsibilities: day-to-day legal counsel

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Maxwell Fine

Amount and nature of Beneficial ownership: 143,013

Percent of class: 27.8%

Title of class: Class A Voting Common Stock

Stockholder Name: Daniel Lee

Amount and nature of Beneficial ownership: 142,331

Percent of class: 27.7%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Class B Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 202,966 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Options

The total amount outstanding includes 25,530 shares of granted stock options that have not been exercised.

The total option pool is 100,000 shares.

We have 74,470 non-granted shares that remain in the pool.

Class A Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 285,344 outstanding.

Voting Rights

Right to vote on all shareholder matters.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any security offered herein should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering non-voting common stock in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current products are sold on three types of accounts, distributors, retailers, and restaurants. Our revenues are therefore dependent upon a robust hospitality industry. Minority Holder; Securities with No Voting Rights The non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Archibald & Wens was formed on October 6, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Archibald & Wens has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that West 32 Soju is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside federal and state government regulation such as the TTB (Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of distilled spirits may be subject to change and if they do then the selling of distilled spirits may no longer be in the best interest of the Company. At such point the Company may no longer want to sell distilled spirits and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Forward-looking statement These materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events-based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Nature of The Liquor Industry Risks related to changes in laws and regulations in pursuing its business, West 32 Soju is placed under the regulatory control of various laws, including the federal and state alcohol and beverage laws. Changes in such laws and regulations, or the unexpected introduction of new laws and regulations, may affect the business performance and financial condition of our business. Moreover, the prices of main raw materials used for our products fluctuate according to such factors as weather conditions and natural disasters. Rising costs may lead to higher production costs that cannot be passed on to sales prices depending on prevailing market conditions, and may affect the business performance and financial condition of West 32 Soju. With respect to alcoholic beverages, stagnant markets caused by abnormal weather or variable weather conditions may affect the volume of sales. Furthermore, sudden occurrences of various catastrophes, natural disasters and unforeseeable accidents that could damage production and logistics facilities may result in loss of assets, the reporting of losses on unshipped products, expenditures on facility repairs and opportunity loss due to disruptions in production and logistics, and in turn, affect the business performance and financial condition of the business. Additionally, in the event that consumption tax or liquor tax rates are raised, consumption of alcoholic beverages may decline due to higher sales prices, potentially affecting the business performance and financial condition of the business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2023.

Archibald & Wens Inc.

By /s/ _Maxwell Fine_

    Name: <u>Archibald & Wens</u>

    Title: Board Member and CEO

Exhibit A

FINANCIAL STATEMENTS

I, Daniel Lee, the President of Archibald & Wens Inc, hereby certify that the financial statements of Archibald & Wens and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Archibald & Wens Inc has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 20, 2023.

_____ (Signature)

President (Title)

April 20, 2023 (Date)

Archibald & Wens LLC		
($)	FY2021	FY2022
REVENUE	158,525	119,928
COST OF GOODS SOLD	(80,738)	(70,951)
Monthly Growth %		
GROSS PROFIT	77,787	48,977
% of Revenue	*49.1%*	*40.8%*
OPERATING EXPENSES		
Operations	(34,560)	(31,108)
SG&A	(31,092)	(28,837)
Marketing	(40,932)	(83,830)
TOTAL OPERATING EXPENSES	(106,584)	(143,775)
% of Revenue	*(67.2%)*	*(119.9%)*
OPERATING PROFIT	(28,797)	(94,798)
% of Revenue	*(18.2%)*	*(79.0%)*
Interest	(248)	(205)
Tax	(19)	(75)
Federal Excise Tax	(5,277)	(2,061)
State Tax	(723)	(345)
Net Earnings	(35,064)	(97,483)
% of Revenue	*(22.1%)*	*(81.3%)*

Archibald & Wens LLC		
($)	Dec-21	Dec-22

ASSETS

Cash Balance	235,617	158,002
MHW Account	43,557	9,313
Accounts Receivable (Non MHW)	33,662	40,357
Inventory	53,552	40,308
Prepaid Expenses	919	919
Total Current Assets	367,307	248,899
Net Fixed Assets	3,681	3,681
Intangibles Net of Amortization	600	600
TOTAL ASSETS	371,588	253,180

LIABILITIES

Accounts Payable	33,366	24,476
Total Current Liabilities	33,366	24,476
Credit Facility	2,500	-
TOTAL LIABILITIES	35,866	24,476
Capital Stock	666,052	656,518
Retained Earnings	(330,331)	(427,814)
Total Equity	335,721	228,704
Total Liabilities & Equity	371,588	253,180

Archibald & Wens Inc

($)	FY2021	FY2022
CASH FROM OPERATIONS		
Operating Earnings	(35,064)	(97,483)
Adjustments to Earnings		
Depreciation & Amortization	-	-
(Increase) decrease in		
MHW AR Account	(21,604)	34,244
Accounts Receivable (Non MHW)	(9,212)	(6,695)
Inventory	(22,755)	13,244
Prepaid Expenses	(919)	-
(Decrease) increase in		
Accounts Payable	19,512	(8,891)
Accrued Expenses	-	-
Prepaid Earnings	-	-
Factory Payable	-	-
Net Cash From Operations	(70,042)	(65,581)
CASH FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(862)	-
Investment in Intangible Assets	-	-
Net Cash From Investing Activities	(862)	-
CASH FROM FINANCING ACTIVITIES		
Cash In		
Equity	306,958	(9,534)
Credit Facility	-	(2,500)
Cash Out		
Credit Facility	(11,682)	-
Net Cash From Financing Activities	295,276	(12,034)
Net Increase in Cash	224,372	(77,615)
Beginning Cash Balance	11,245	235,617
Ending Cash Balance	**235,617**	**158,002**

Archibald & Wens Inc. Capitalization Table

As of December 31, 2022

Valuation	$2,200,000
Total Units	410,834
Price Per Share (PPS)	$5.35

		2020/2021			2021		
Class of Common	Investors	Amount	Units	Discount	Amount	Units	Discount
Non-Voting	StartEngine	$76,857	14,353	0%	$0	0	0%
Non-Voting	Jason and Julie Rhee	$0	0	0%	$100,000	20,749	10%
Non-Voting	John and Bomi Choe	$0	0	0%	$100,000	20,749	10%
Non-Voting	Luke and Jina Choi	$0	0	0%	$100,000	20,749	10%
	Total	$76,857	14,353		$300,000	62,248	
	TOTAL Cumulative						

		2020/2021			2021		
	Total Units	Units	% (Post Money-FD)	Value	Units	% (Post Money-FD)	Value
Voting	Daniel Lee	142,331	31.58%	$762,174	142,331	27.75%	$762,174
Voting	Maxwell Fine	143,013	31.73%	$765,830	143,013	27.88%	$765,830
Non-Voting	Non-Voting	125,490	27.84%	$671,996	125,490	24.46%	$671,996
Non-Voting	StartEngine	14,353	3.18%	$76,857	14,353	2.80%	$76,857
Non-Voting	Jason and Julie Rhee	-	0.00%	$0	20,749	4.04%	$111,111
Non-Voting	John and Bomi Choe	-	0.00%	$0	20,749	4.04%	$111,111
Non-Voting	Luke and Jina Choi	-	0.00%	$0	20,749	4.04%	$111,111
	TOTAL UNITS	425,187	94.34%	$ 2,276,857	487,435	95.02%	$ 2,610,190
	Company Stock Option Plan						
	Tyler Mosher	15,320	3.40%		15,320	2.99%	
	Max Nevins	10,210	2.27%		10,210	1.99%	
		25,530	5.66%		25,530	4.98%	
	Fully Diluted	**450,717**	**100.00%**		**512,965**	**100.00%**	

NOTE 1 – NATURE OF OPERATIONS

Archibald & Wens, Inc. was formed on May 18, 2020 ("Inception") in the State of New York. The financial statements of Archibald & Wens, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fort Pierce, FL.

The Company owns a liquor brand, West 32 Soju, that is an America-made Korean-style soju. The Company earns income by selling West 32 Soju to wholesalers and distributors to sell to retailers throughout the continental United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from wholesale sale of products when (a) persuasive evidence that

an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods in the past three (3) years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has zero debt as of December 31, 2022

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 488,310 shares of our common stock with par value of $5.35. As of December 31, 2022 the company has currently issued 488,310 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

We are currently not involved in any related party transactions

NOTE 7 – SUBSEQUENT EVENTS

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

CERTIFICATION

I, Maxwell Fine, Principal Executive Officer of Archibald & Wens Inc., hereby certify that the financial statements of Archibald & Wens Inc. included in this Report are true and complete in all material respects.

Maxwell Fine

Board Member and CEO